FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information to the Annual General Meeting of Magyar Telekom Plc. to be held on April 12, 2011 in accordance with Section 304 (1) of the Companies Act and Section 5.1. of the Articles of Association

1. Summary to Agenda Item 1 (Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010)

The financial results of the Company and the Group in the 2010 fiscal year are as follows:

	Magyar Telekom Plc. (HAR)	Magyar Telekom Group (IFRS)
	in million HUF
Total Assets	921,747	1,109,006
Non current Assets	817,906	908,432
Current Assets	73,584	200,574
Common Stock	104,274	104,275
Total shareholders’ equity	419,326	—
Total equity of the owners of the parent	—	531,512
Non current Liabilities	236,094	267,477
Current Liabilities	199,843	246,817
Revenues	458,745	609,579
Profit for the year (IFRS)	—	77,371
Balance sheet net income (HAR) (before the proposed dividends)	64,929	—
Balance sheet net income (HAR) (after the proposed dividends)	12,812	—

Key data of the report of the Board of Directors

•                 The changing trends require continued efficiency improvements — agreement with trade unions about 300+ redundancies at the parent company by the end of 2011.

•                 Macroeconomic environment: Magyar Telekom paid HUF 27.7 billion in special telco tax advance in 2010.

•                 Strong infrastructure based competition; 3Play services are available through copper, fiber, cable, and mobile networks.

•                 Strong positions across all segments of the Hungarian market.

•                 2010 results: 5.3% revenue decline driven by recession, regulation and stronger competition; 5.5% underlying EBITDA decline driven by changing revenue mix and economic recession.

•                 Consumer Services Business Unit — fixed operations: still strong consumer churn, however xPlay’s role is growing, which supports customer retention in the fixed, cable and internet services. Growing demand for improved VoIP solutions in new packages and increasing number of TV customers, thanks to the IPTV’s popularity, which is also available in most of our cable network.

•                 Consumer Services Business Unit — mobile operations: strong competition and price erosion besides a recessionary environment. Demand for mobile internet is growing rapidly, the ratio of smart-phone sales have significantly increased last year.

•                 Business Services Business Unit: characterized by falling voice and data revenues and decline in SI/IT market driven by the efficiency measures of the business customers and the government’s strict deficit target.

•                 There is intense competition in the telecommunications market in Macedonia and Montenegro, which has negative effect on the revenues.

•                 The Board of Directors proposes HUF 50 dividend per share after 2010 earnings for approval to the Annual General Meeting; based on the proposal, May 12th, 2011 shall be the first day of dividend disbursement.

Key data of the report of the Supervisory Board:

According to its report the Supervisory Board proposes to the General Meeting to:

•                 approve the 2010 consolidated annual financial statements of the Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee,

•                 approve the 2010 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with the Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee,

•                 approve the proposal of the Board of Directors on the dividend payment,

•                 approve the Corporate Governance Report for 2010.

2. Summary to Agenda Item 2 (Decision on the approval of the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor)

According to Section 302 e) of the Companies Act and Section 6.2. (i) of the Articles of Association, approving the report prepared according to the Accounting Act belongs to the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting approves the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year 2010 of HUF 77,371 million.

3. Summary to Agenda Item 3 (Decision on the approval of the 2010 annual stand alone financial statements of the Company prepared in accordance with the requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor)

According to Section 302 e) of the Companies Act and Section 6.2. (i) of the Articles of Association, approving the report prepared according to the Accounting Act belongs to the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting approves the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.

4. Summary to Agenda Item 4 (Proposal of the Board of Directors for the use of the profit after tax earned in 2010; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2010, on the payment of dividends)

According to Section 220 (3) of the Companies Act and Section 6.2. (i) of the Articles of Association deciding on the utilisation of after-tax earnings belongs to the exclusive scope of authority of the General Meeting.

Resolution proposal:

A dividend of HUF 50 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2010.

The HUF 52,117,584,050 to be disbursed as dividends shall be paid from the after-tax profits of HUF 64,929,146,513 based on HAR figures. The company shall allocate the remaining amount of HUF 12,811,562,463 as profit reserves.

May 12, 2011 shall be the first day of dividend disbursement. The record date shall be May 5, 2011.

On April 22, 2011, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

5. Summary to Agenda Item 5 (Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares)

According to Section 224 of the Companies Act and Section 6.2. (s) of the Articles of Association, the General Meeting may authorize the Board of Directors to purchase treasury shares.

The authorization granted by the General Meeting of Magyar Telekom Plc. with its resolution no. 27/2010. (IV. 7.) for the Board of Directors to purchase ordinary shares shall expire on October 7, 2011. The Board of Directors hereby requests new authorization from the General Meeting to purchase ordinary Magyar Telekom shares for 18 months following the approval date. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

Upon the approval of the new authorization, the authorization granted by the resolution no. 27/2010. (IV.7.) of the General Meeting shall be repealed.

Resolution proposal:

The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to supplement Magyar Telekom’s current shareholder remuneration policy in line with international practice.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital (i.e. up to 104,274,254 ordinary shares) of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

Authorization granted to the Board of Directors by Resolution No. 27/2010. (IV.7.) of the General Meeting is hereby repealed.

6. Summary to Agenda Item 6 (Decision on the approval of the Corporate Governance and Management Report)

Pursuant to Section 312 of the Companies Act, if the shares of the publicly operating companies are listed on the Budapest Stock Exchange, the Board of Directors must submit the corporate governance and management report to the Annual General Meeting of the company, together with the annual financial statements prepared according to the Accounting Act. Section 6.2. (i) of the Articles of Association complies with the above provision of the Companies Act.

Extract: the Corporate Governance and Management Report contains among others: (i) brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board and the executive management, (ii) introduction of the members of the Board of Directors, the Supervisory Board and the executive management, description of the structure of committees, (iii) number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, (iv) presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, (v) report on the operation of different committees, (vi) presentation of the system of internal controls and the evaluation of the activity in the relevant period, report on the efficiency and effectiveness of risk management procedures, (vii) information on whether the auditor has carried out any activities not related to auditing, (viii) synoptic presentation of the company’s disclosure policy, and its policy on trading by insiders, (ix) synoptic demonstration of the methods of exercising shareholders’ rights, (x) brief presentation of the rules on the conducting of the General Meeting, (xi) remuneration statement and, (xii) declaration of the Company on compliance with the Corporate Governance Recommendations.

Resolution proposal:

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2010 of the Company.

7. Summary to Agenda Item 7 (Decision on granting relief from liability to the members of the Board of Directors)

According to Section 6.2 (q) of the Articles of Association, decision on granting liability relief is within the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2010 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2010 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.

8. Summary to Agenda Item 8 (Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 2.4. Transfer of shares (b); 2.5. Shareholders’ Register (2.5.3.); 4.5. Payment of Dividends; 4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange; 5. Rights to Information and Closing of the Shareholders’ Register and 5.3. Closing of the Shareholders’ Register; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (h), (p); 7.4. Rules of Procedure and Chairman of the Board of Directors (7.4.1. (o)); 8.2. Members of the Supervisory Board (8.2.4.); 8.7. Audit Committee (8.7.1., 8.7.3., 8.7.5.); 9.4. Auditor’s Conflict of Interest)

According to Section 231 (2) of the Companies Act and Section 6.2. (a) of the Articles of Association the decision on the amendment of the Articles of Association falls into the exclusive scope of authority of the General Meeting of the Company.

Resolution proposals:

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 2.4. (b) of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 2.5.3. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 4.5. of the Articles of Association according to the submission.

The General Meeting approves the deletion of Section 4.7. of the Articles of Association according to the submission.

The General Meeting approves the deletion of Section 5.3 and regarding this, the amendment of the title of Section 5. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 6.2. (h) and (p) of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 7.4.1. (o) of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.2.4. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.7.1. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.7.3. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 8.7.5. of the Articles of Association according to the submission.

The General Meeting approves the amendment of Section 9.4. of the Articles of Association according to the submission.

9. Summary to Agenda Item 9 (Approval of the amended Rules of Procedures of the Supervisory Board)

According to Section 34 (4) of the Act IV of 2006 on Business Associations (“Companies Act”) and Section 8.4.1. of the Articles of Association, the Supervisory Board (“SB”) establishes its own Rules of Procedure, which are approved by the General Meeting. The SB amended its Rules of Procedure at its meeting held on February 16, 2011 and submits it to the General Meeting for approval.

The amended Sections are:

1.)           According to Section 39 (1) of the Companies Act, the “employee representatives are nominated to the supervisory board by the workers’ council from among the employees, after hearing the opinion of the trade unions operating at the company”.

At Magyar Telekom Plc. (the “Company”), in view of the number of employees, there are more Workers’ Councils operating, therefore, in accordance with the Labor Code, a Central Workers’ Council also has to be established from the delegates of the local Workers’ Councils. Employee representatives are nominated to the SB by the Central Workers’ Council. There are more (at present two) trade unions operating at the Company, therefore, the opinions of all trade unions have to be heard by the Central Workers’ Council when nominating the employee representatives.

In accordance with this, Sections 2.4., 2.5. and 10.9. of the Rules of Procedure shall be amended.

2.)           Sections 2.1. and 2.4. of the Rules of Procedure shall be amended to be more precisely align and harmonized with the Articles of Association.

3.)           Technical amendments: in Sections 1.1., 2.1., 2.3., 2.5., 3.1., 3.2., 3.4., 3.12., 3.13., 3.15., 3.17., 4.2., 4.5., 6., 8.,  9.1., 9.2., 9.3., 10.1., 10.2., 10.8., 10.9. and 11. of the Rules of Procedure shall be amended, Sections 2.2., 2.4., 3.6., 3.7., 3.9., 3.11. and 5.6. only in the Hungarian version, and the Title, Sections 3.10., 3.14., 4.4., 4.6., 5.1., 5.2., 5.3., 7.1. and the Final clause only in the English version of the Rules of Procedure shall be amended.

Resolution proposal:

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

10. Summary to Agenda Item 10 (Election of Member(s) of the Board of Directors, determination of the remuneration of the Board of Directors)

The Remuneration Committee of Magyar Telekom Plc. makes proposal regarding the remuneration of the Board of Directors for the General Meeting in accordance with Section 2.1. of the Rules of Procedure of the Remuneration Committee. The Remuneration Committee proposes the following resolution proposal to the General Meeting:

Resolution proposal:

The General Meeting determines the remuneration of the members of the Board of Directors as follows:

•                  Chairman of the Board of Directors: HUF 600,000 / month,

•                  Members of the Board of Directors: HUF 400,000 / month.

11. Summary to Agenda Item 11 (Election of Member(s) of the Supervisory Board;)

With respect to agenda item no. 11 (Election of Member(s) of the Supervisory Board) the Board of Directors proposes the following person to be elected by the General Meeting:

Resolution proposal:

The General Meeting elects dr. Konrad Wetzker to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then his assignment lasts until the date of the General Meeting.

12. Summary to Agenda Item 12 (Election of the Company’s Auditor and determination of its remuneration. Election of the Auditor personally responsible for the audit and the appointed deputy auditor

The Audit Committee submits the following resolution proposal to the General Meeting in relation to the election and determination of the remuneration of the Company’s Auditor, and the election of the Auditor personally responsible for the audit and the appointed Deputy Auditor. Furthermore, in relation to this, it proposes the contents of the material elements of the contract to be concluded with the Auditor — in addition to elements set out in the resolution proposal — to be determined as follows:

•                  Scope of the contract:

The audit of the annual financial statements of the Company prepared according to the Hungarian Accounting Act (HAR), and the audit of the annual consolidated financial statements of Magyar Telekom Group prepared in accordance with the International Financial Reporting Standards (IFRS) for the fiscal year 2011.

•                  Billing and payment:

The fee of the Auditor shall be paid in 12 equal monthly installments. The Auditor may change the fees reasonably and proportionally if the scope of the work is changed (for example, significant change in Magyar Telekom Group, significant change in business or regulatory circumstances) for an unforeseeable reason, or if excess work arises for a reason attributable to the interests of the Company, provided that the scope and fees of the excess work are mutually agreed in advance by the contracting parties and the Audit Committee pre-approves the same according to its Pre-Approval Policy.

•                  Duration of the contract:

The contract is for the period ending May 31st, 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then until the date thereof.

Resolution proposal:

The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered Auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2011, for the period ending May 31st 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible Auditor.

The General Meeting approves HUF 180,000,000 + VAT + 8% related costs + VAT be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting approves the contents of the material elements of the contract to be concluded with the Auditor according to the submission.

Summary of the shares and voting rights existing at the time of convening the Annual General Meeting:

Magyar Telekom Plc. “A” series ordinary shares: 1,042,742,543

Voting rights: 1,042,742,543 (including 390,862 non voting treasury shares)

Magyar Telekom Plc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 22, 2011